FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forum Capital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 Madison Avenue, 6th Floor, PMB #6819
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deborah O'Dea	(212)290-1787	dodea@forumcp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

750 3rd Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M. Stern, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forum Capital Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VALERIE CUTRUFELLI
Notary Public, State of New York
No. 01CU6059146
Qualified in New York County
Commission Expires May 21, 2023

Signature: [signature]

Title:
Managing Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORUM CAPITAL SECURITIES LLC

(A wholly – owned subsidiary of FCP Holdings LLC)

CONTENTS



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Forum Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forum Capital Securities LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 3, 2022



FORUM CAPITAL SECURITIES LLC

(A wholly – owned subsidiary of FCP Holdings LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash	$	736,687
Investment banking fees receivable		2,008,622
Other assets		44,650
Total Assets	$	2,789,959
LIABILIITES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	28,274
Member's Equity		2,761,685
Total Liabilities and Member's Equity	$	2,789,959

See accompanying notes to statement of financial conditon.

FORUM CAPITAL SECURITIES LLC

(A wholly – owned subsidiary of FCP Holdings LLC)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2021

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1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of investment banking fees for private placement services, and strategic advisory services in connection with private placement of securities.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company follows a single comprehensive model in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The Company provides investment banking services and acts as the placement agent in connection with the private placement of securities to be issued by an investment company to any person or entity ("Investors"). The Company also provides strategic advisory services relating to private placement of securities. Revenue for placement arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For advisory services contracts relating to private placement of securities, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, there were no contract liabilities.

The Company acts as placement agent for various clients. Revenues are earned from success fees arising from the private placement of securities in which the Company acts as placement agent. Revenue is recognized on the trade date (the date on which there is a closing) for the portion of capital raised by the Company.

The Company believes that the trade date is the appropriate point in time to recognize revenue for the private placement of securities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

2.   Summary of significant accounting policies (continued)

Credit Losses

The Company measures the current expected credit losses of financial instruments ("CECL") based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts.

Investment Banking Fees Receivable

The Company's investment banking fees receivable primarily consist of private placement success fees that are carried at amortized cost and have a duration generally due within two years, as the Company has negotiated with certain clients the payment of investment banking fees over a period of approximately two years. The credit risk associated with fee receivables is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fee receivables is not significant until they are 90 days past due based on the contractual arrangement. Management monitors the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts and currently there is not a foreseeable expectation of an event or change which could result in the receivables being unpaid.

At December 31, 2021, included in investment banking fees receivable is approximately $112,000, which is due over a period greater than one year. The Company reserves the right to charge interest on any fees scheduled to become due over a period greater than one year. During the year ended December 31, 2021, the Company did not charge any interest on long term receivables.

Lease

The Company recognizes lease assets and liabilities on the balance sheet for all leases with terms longer than 12 months.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Parent was a lessee in a noncancelable operating lease for office space that ended on April 30, 2021. The monthly rent under this agreement was charged to the Company in accordance with a service agreement. The right-of-use asset was fully amortized and the lease liability was fully paid off. The Company now has an office with a one year term that expires on March 31, 2022, at a nominal monthly fee.

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2021

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2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense or benefit.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Fair value of financial instruments

Financial instruments including investment banking fees receivable (Level 2) are carried at amounts that approximate fair value due to generally negligible credit risk and short term nature.

4. Regulatory requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $708,000 which was approximately $703,000 in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to capital is 0.04 to 1.

5. Related party transactions

Pursuant to a services agreement, the Parent provides various services on behalf of the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays the Parent. The Parent has charged substantially all of its expenses to the Company, as the Parent does not have any other operations. As of December 31, 2021, included in other assets is $25,216 due from Parent, as a result of amounts prepaid relating to this agreement and the imputed New York City unincorporated business tax benefit.

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2021

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6. Concentrations

The Company periodically maintains significant cash balances in a single financial institution, which at times may exceed federally insured limits. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2021, approximately 89.7% of revenues earned were from one customer. All of investment banking fees receivable at December 31, 2021 are from three customers.

7. Profit Sharing 401(k) Plan

The Parent maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees are eligible to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Parent made employer contributions for the Company on behalf of its employees to the plan in accordance with the plan document. Such amount is included in the services agreement.

8. Risk

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, and the impact of COVD-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period of time, the Company's financial condition may be materially adversely affected.

9. Subsequent Events

Subsequent events have been evaluated through February 3, 2022, which is the date the financial statements were available to be issued, and no additional events have been identified which require identification.